TSX-V:GNG
www.goldengoliath.com

January 19, 2011

Drilling below Las Bolas Tunnel level

hits 1.235m of 3,735 g/t (119.9 Oz) Silver

Highlights

* Drill Hole C-3-10 drills 7,170 g/t silver and 0.25 g/t gold over 0.65m (119.6 g/t gold equivalent) overlain by a wider zone of 0.38 g/t gold and 10 g/t silver over 37m. The drill hole ended in high grade mineralization.

* Drill Hole C-6-10 intersected 230 g/t silver and 0.68 g/t gold over 2.40m (4.51 g/t gold equivalent) including 569 g/t silver and 1.29 g/t gold over 0.75m (10.77 g/t Gold equivalent).

The drilling at Las Bolas was designed to expand upon its existing resource and define the extent of other known mineralized areas identified by the Company which, while not included in the Company’s 43-101 resource calculation, are areas previously developed and/or mined over 100 years ago. The intersection of high-grade mineralization on the Corazon trend at new depths below the lowest level of the Las Bolas tunnel shows the system is open at depth. The flat lying sulphide veins of the El Manto area, which is west and also well below Las Bolas, is further testament to this potential and these may even be related to the source of mineralization which later manifests itself near the surface.

CORAZON VEIN SYSTEM

Four diamond drill holes were drilled on the Corazon vein system. Results are summarized in the table below.

Drill hole C-3-10 and C-6-10 are approximately 290m apart along the Corazon trend.

Prior drilling returned 146.5 g/t silver over 6.10m between these drill holes indicating that mineralization is continuous both along strike and to depth. Please refer to the plan map for drill hole locations.

The Corazon trend is host to part of a system of 12, east-west running, high-grade silver-gold vein systems that are believed to act a feeders to an overlying, bulktonnage low grade felsic hosted system at Filo de Oro (Los Hilos).  The Corazon trend is roughly along strike with the San Luis workings on the far east side of the property, while the Frijolar trend is along strike with the los Hilos Mine workings.  (See Map LINK) The other trends are known as the Las Bolas and Frijolar trends.  These three east-west trends that host the 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings, were the focus of the NI 43-101 resource-estimate report completed last fall.

“We are extremely pleased with the results from the recent drilling on the property, which includes Los Hilos and the Filo de Oro zone on the east side and the extensive old workings on the Las Bolas (west) side”, said Paul Sorbara President of Golden Goliath. “The 43-101 that was completed in November 2009 dealt only with the Las Bolas side of the property. The average grade for the inferred resource in that report is 434 g/t silver and 0.98 g/t gold, which at a 60:1 ratio has a gold equivalent of 8.21 g/t gold. There are 12 known vein systems on the property, including the Corazon Vein System. The recent drilling has further enhanced the Las Bolas area by showing that high grade mineralization exists along strike and is open at depth. In addition, the drilling has also added the whole new dimension of the Los Hilos area with the bulk tonnage potential of Filo de Oro, which is a great bonus for the property”. Las Bolas is roughly in the centre of The Company’s extensive land holdings in the Uruachic Camp, which is an emerging new gold–silver district in Mexico. Fresnillo PLC’s new Orisyvo deposit, one of that company’s flagship new discoveries, lies only a few kilometres to the southeast and the surrounding ground has been acquired by Peñoles. Golden Goliath has recently signed a Letter of Intent with a Mexican subsidiary of Agnico Eagle Mines regarding an Option/ Joint Venture on the Las Bolas/Los Hilos property. Golden Goliath has other very attractive targets in the area, some even closer to Orisyvo, and owns all of that ground 100%.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

 Golden Goliath Resources Ltd.

 J. Paul Sorbara, M.Sc., P.Geo

 President & CEO

 Phone: +1(604) 682-2950

 Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Corazon Drill Hole Location

Los Hilos Ridge
Las Bolas West
El Manto
Las Bolas
Las Bolas – Gambusino Mineralized Trend
Arbolito
Filo de Oro
San Luis
San Luis2
Frijolar Mineralized Trend
C-6-10
C-6A-10
Historic Drill hole
C-3-10
C-3A-10
Los Hilos Tunnel
Corazon Tunnel
Corazon Mineralized Trend
14 Km to Orisyvo
N
400m

Golden Goliath RESOURCES LTD